Schroder Fund Advisors LLC

Statement of Financial Condition
December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40973

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Schroder Fund Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Bryant Park
(No. and Street)

New York	NY	10018-3706
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Hemenetz _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schroder Fund Advisors LLC _____, as of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

_____
Signature

Chairman & Director
_____
Title

_____
Notary Public

ANGEL LANIER
NOTARY PUBLIC-STATE OF NEW YORK
No. 01LA6284614
Qualified in Kings County
My Commission Expires 11-09-2021

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Schroder Fund Advisors LLC
Index



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

**Building a better
working world**

Report of Independent Registered Public Accounting Firm

The Member and Board of Managers of
Schroder Fund Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Schroder Fund Advisors LLC (the "Company") as of December 31, 2020, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2018.

New York, New York
March 1, 2021

1

Schroder Fund Advisors LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$2,234,951
Due from Parent	148,511
Prepaid regulatory fees	108,445
Accrued income relating to investment company share selling activities	990,893
Receivable from affiliate	50,833
Total assets	$3,533,633

Liabilities and member's equity

Liabilities

Due to affiliate	$649,129
Accrued expenses	62,913
Total liabilities	712,042

Member's equity

Common stock, 200 membership units	50,000
Additional paid-in capital	1,119,942
Retained earnings	1,651,649
Total member's equity	2,821,591
Total liabilities and member's equity	$3,533,633

The accompanying notes are an integral part of this statement of financial condition.

1. **Organization and nature of operations**

   Schroder Fund Advisors LLC (the "Company"), is a Delaware limited liability company that succeeded in interest to Schroder Fund Advisors Inc. ("SFA Inc."), a New York corporation, through a merger transaction on June 30, 2010. Schroder Investment Management North America Inc. (the "Parent") is the sole member of the Company. The Parent is a wholly owned subsidiary of Schroder US Holdings Inc., which is indirectly wholly owned by Schroders plc. SFA Inc., the predecessor, was incorporated on February 17, 1989. The Company is a registered broker-dealer with the Securities and Exchange Commission, a member of the Financial Industry Regulatory Authority Inc. ("FINRA"), and member of the Securities Investor Protection Corporation ("SIPC"). The Company is a limited purpose broker-dealer set up to act as the placement agent for companies in the Schroders plc group and to hold the licenses of the registered salespeople in the United States. The Company currently acts as the placement agent for certain Hartford mutual funds as described in note 2.

2. **Significant accounting policies**

   Cash
   Cash is on deposit at Citibank, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts with this financial institution and believes it is not subject to any significant credit risk on cash.

   Revenue from contracts with customers
   Revenue from contracts with customers includes revenue relating to the Company's services provided to help facilitate investment companies share selling activities and administration fees. All investment companies doing business with the Company are part of the Hartford mutual fund complex.

   Revenue relating to investment company share selling activities is recognized as income in the periods in which the services are performed based on assets under management of the Hartford mutual funds as per Additional Compensation Agreement entered into with Hartford Funds Management Company LLC. The Company believes that its performance obligation is satisfied each reporting period (on a monthly basis) as the services are performed.

   Revenue from administration fees is recognized as income in the periods in which the services are performed based on the number of registered representatives employed by Schroder Adveq Management US Inc. as per the Client Introduction and Services Agreement. The Company believes that its performance obligation is satisfied each reporting period (on a monthly basis) as the services are performed.

   The Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) 606, "Revenue from Contracts with Customers", became effective for the Company on January 1, 2018. The Company recognizes revenue when (or as) services are transferred to its customers. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the customer. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the Company satisfies a performance obligation.

2. **Significant accounting policies (continued)**

    Estimates
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from these estimates and these differences could be significant.

    Income taxes
    The Company is a single member limited liability company that is disregarded for income tax purposes. Its taxable income is included in the consolidated U.S. federal income tax return of Schroder US Holdings Inc. and in combined state and local tax returns with certain affiliates of Schroder US Holdings Inc. The Company's policy is to accrue income taxes on a separate return basis pursuant to ASC 740, "Accounting for Income Taxes".

    The Company has a tax sharing agreement with the Parent and Schroder US Holdings Inc. This agreement generally provides that the Company's income tax expense is determined on a separate company basis, except for intercompany transactions which are eliminated. The Company's operations do not give rise to temporary differences. Accordingly, the Company's tax expense is payable to Schroder US Holdings Inc. in accordance with the tax sharing agreement.

3. **Related party transactions**

    Salaries and general and administrative costs of the Company are initially borne by the Parent and allocated to the Company under the ESPA.

    The Parent acts as the paying agent for the Company and amounts due are accrued and included within 'Due to Parent' or 'Due from Parent' on the Statement of Financial Condition. Amounts due from and to related parties are short term in nature and settle on a monthly basis.

    Current tax expense determined pursuant to the intercompany tax sharing agreement described in the Accounting Policies section above is settled through the 'Due to affiliate' account. At December 31, 2020 substantially all of the balance on this account related to taxes payable.

    Administration fee income pursuant to the Client Introduction and Services Agreement entered into with Schroder Adveq Management US Inc. is settled through the 'Receivable from affiliate' account. At December 31, 2020 the entire balance on this account related to administration fee income.

4. **Income taxes**

    Schroder Fund Advisors LLC, a disregarded LLC, is a member of the consolidated group of US companies parented by Schroder US Holdings Inc.

    Schroder US Holdings Inc. and its subsidiaries have open tax years with the US Internal Revenue Service from 2017 onwards, with New York State from 2007 onwards and with New York City from 2009 onwards. The Group is currently under audit in New York City for 2009-2017, 2015-2020 tax years and New York State for 2007-2013, 2016-2018 tax years.

4. Income taxes (continued)

The Company does not have any tax, interest or penalties related to uncertain tax positions for the year ended December 31, 2020. The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months.

5. Regulatory capital requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which specifies uniform minimum net capital requirements for all registered brokers and dealers. The Company's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. As of December 31, 2020, the Company had net capital, as defined, of $1,522,909 which was $1,475,440 in excess of its net capital requirement of $47,469, and its ratio of aggregate indebtedness to net capital was 0.468 to 1. Dividends and other capital withdrawals of the Company are subject to certain notifications and restrictive provisions of Rule 15c3-1.

The Company has claimed exemption from the provision of the Securities and Exchange Commission's Rule 15c3-3 pursuant to the (k)(2)(i) exemptive provision as the Company does not hold funds or securities for, or owe money or securities to, customers.

6. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure in connection with these contracts is not currently calculable, as this would involve future claims that may be made against the Company that have not occurred.

7. COVID-19

Beginning in January 2020, global financial markets have experienced and may continue to experience significant volatility resulting from the spread of a novel coronavirus known as COVID-19. The outbreak of COVID-19 has resulted in travel and border restrictions, quarantines, supply chain disruptions, lower consumer demand and general market uncertainty. The effects of COVID-19 have and may continue to adversely affect the global economy, the economies of certain nations and individual issuers, all of which may negatively impact the Company's performance.

In line with global market prices aligned to the mutual fund complex, the company did experience decreased revenue during the second quarter of financial year 2020. Subsequent market values have increased and revenues have returned to pre COVID-19 levels.

8. Subsequent events

Management has evaluated the events and transactions that have occurred through March 1, 2021, the date the financial statements were issued, and noted no items requiring adjustment to the financial statements or additional disclosures.